EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN Connection with the Fund's Acceptance of Tenders of SHARES

[__________________], 2022

Dear Shareholder:

Peachtree Alternative Strategies Fund (the “Fund”) has received and accepted for purchase your tender of all or a portion of your Institutional Shares of the Fund (“Shares”) pursuant to its Offer to Purchase dated January 13, 2022 (the “Offer”).

Because you have tendered and the Fund has purchased all or a portion of your investment, you have been issued a non-interest bearing, non-transferable note (the “Note”). In accordance with the terms of the Offer, the Note entitles you to receive a cash payment from the Fund in an amount equal to the net asset value of the Shares tendered to and purchased by the Fund as of March 31, 2022 (the “Valuation Date”). This cash payment will be wire transferred to the account designated by you in your Letter of Transmittal dated [____________]. Shareholders tendering less than all of their Shares will generally receive payment within thirty-five (35) calendar days after the Valuation Date, or, if the Fund has requested withdrawal of its capital from Portfolio Funds (as that term is defined in the Prospectus) to fund the purchase of Shares, within ten (10) business days after receipt of at least ninety-five percent (95%) of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later.  In the case of a full repurchase of a Shareholder’s Shares, an initial payment will be made in an amount equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date and will be made within the later of: (1) thirty-five (35) calendar days after the Valuation Date or (2) ten (10) business days after receipt by the Fund of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn from the Portfolio Funds in order to fund the repurchase.  A second and final payment (which will not be credited for interest) in respect of the Note will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the Initial Payment.  Unless the existence of changes in tax or other laws or regulations, delays in the withdrawal of proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

The Note is held by Ultimus Fund Solutions, LLC, the Fund’s transfer agent, on your behalf. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any questions, please feel free to contact the Fund at 1-800-657-3812.

Sincerely,

Peachtree Alternative Strategies Fund